Quarterly Earnings Report 4Q11                                                                                  February 27, 2012

The Distribution and Retail Divisions Improve their Performance and Profitability

Financial Highlights:
(All figures are expressed in millions of Mexican pesos. Comparisons are made with respect the same period of 2010, unless otherwise stated. Figures may vary due to rounding practices).

  The Group’s net sales for the quarter reached $11,499.91 million pesos
  Gross income for the period was $2,468.62 million; the gross margin for the quarter was 21.47%
  Fourth quarter operating expenses reached $1,949.63 million pesos and represented 16.95% of the Company’s total sales.
  Quarterly operating income was $519.00 million, resulting in an operating margin of 4.51% for the period
  Fourth quarter operating income plus depreciation and amortization was $635.31 million, or 5.52% of sales
  The Group’s net profit for the quarter was $170.35 million
  As of December 31, 2011, GCS’s net debt totaled $9,952.66 million pesos
  GCS closed the quarter with 26 Distribution Centers and over 1,500 pharmacies in operation across Latin America

Mexico City, Mexico, February 27, 2012.  Grupo Casa Saba (SAB) (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, health and beauty aids, personal care and consumer goods, general merchandise, publications and other products and one of the most important pharmacy chains in Latin America, announces its consolidated financial and operating results for the fourth quarter of 2011

QUARTERLY EARNINGS

In the fourth quarter of 2011 an intense level of competition prevailed in the distribution and sales of pharmaceutical, health, beauty and consumer products both in Mexico and the Latin American countries where we operate.  As part of our operative strategy, we continued to emphasize improving the level of our logistic efficiency as well as cost and expense controls, which generated positive results in almost all of our divisions.  In terms of sales, we focused on improving the availability of the products that are the most sought after by our clients at the distribution and retail levels as well as our customer service on the sales floor.  In terms of growth, new pharmacy openings in Latin America and Mexico enabled us to strengthen our presence and our brand recognition in the markets where we operate.

We closed the fourth quarter of 2011 with a total of 26 distribution centers and more than 1,500 pharmacies in operation throughout Latin America.

We will continue to improve our logistic and commercial operations in order to position our pharmacies’ brands as leaders in the markets where we operate; offering our clients competitive prices as well as excellent service levels and integral health, beauty and consumer goods solutions. In our distribution division, we will continue to focus on service by offering our clients the best product catalog along with a high level of logistical and delivery services.

NET SALES

During the fourth quarter of 2011, net sales reached $11,499.91 million, an increase of 0.38% compared to the $11,456.40 million reported during the same period of 2010.  This was the result of the improved performance of our Retail and Government Pharma divisions as well as the sale of Health, Beauty and Consumer goods products

SALES BY DIVISION

DISTRIBUTION DIVISION

During the fourth quarter of the year, our Distribution division generated 60.44% of the Group’s total sales, a 1.38% decrease versus 4Q10.

PRIVATE PHARMA

Private Pharma sales decreased 5.92% during the fourth quarter of 2011, from $5,900.81 million in 4Q10 to $5,551.37 million in 4Q11.  As a result, this division represented 48.27% of the Group’s total sales.

During the period, the Private Pharma division was affected by lower sales to some special and institutional clients, as well as stricter credit policies that we expect will have a positive effect on our profitability level.

GOVERNMENT PHARMA

Quarterly sales in our Government Pharma division grew 60.14% to reach $349.70 million compared to $218.38 million in the fourth quarter of 2010.  This growth was due to the increase in sales to various Health institutions, including PEMEX, IMSS, ISSSTE, the Metro and other state institutions.

In terms of total sales, this division’s participation went from 1.91% in 4Q10 to 3.04% in the fourth quarter of 2011.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales in our Health, Beauty, Consumer Goods, General Merchandise and Other division grew by 17.94% compared to the fourth quarter of 2010 to reach $868.77 million pesos.  This growth was the result of a higher penetration of exclusive brands, such as Nature Made, as well as the launching of other exclusive brands, such as Curél.

During the quarter, this division represented 7.55% of GCS’s total sales, 112 basis points higher than in 4Q10, when this division generated 6.43% of the Company’s net sales.

PUBLICATIONS

CITEM, GCS’s publication distribution division, generated $181.71 million pesos in sales, a 6.01% decrease compared to the fourth quarter of 2010. This was due to an adjustment in the number of publications delivered by various publishers and the fact that some of the special publications geared towards the holiday season that were sold in 4Q10 were not released this year.

Consequently, this division’s participation as a percentage of total sales went from 1.69% in the fourth quarter of 2010 to 1.58% in 4Q11.

RETAIL PHARMACY

In 4Q11, the Retail Pharmacy division reported sales of $4,548.37 million, 3.20% higher than the $4,407.24 million registered during the same period of 2010.

This division’s participation as a percentage of the Group’s total sales was 39.56% versus 38.47% in 4Q10.

Sales from this division were generated by the more than 1,500 pharmacies that we had in operation at the end of 4Q11 of which: 23.16% were in Chile, 58.78% were located in Mexico, 12.36% in Peru and 5.70% were in Brazil.

As a result, the sales mix for the fourth quarter of 2011 was as follows

                                                 Division                               % of sales
                                         Retail Pharmacy                             39.56%
                                         Total Distribution                            60.44%
                                         Private Pharma                                 48.27%
                                         Government Pharma                           3.04%
                                         Health, Beauty, Consumer Goods,
                                         General Merchandise and Other           7.55%
                                         Publications                                       1.58%
                                         TOTAL                                           100.00%

GROSS INCOME

During the fourth quarter of the year, Grupo Casa Saba’s gross income was $2,468.62 million pesos, 21.04% higher than the $2,039.47 million registered during the same period of 2010.  This increase was primarily due to the improved performance of our Retail Pharmacy division in practically all of the countries, where we directed our efforts at improving our customer service, product availability and commercial offers.  Our distribution division also contributed to the increase due to an improved sales mix.

As a result, the company’s gross margin was 21.47%, higher than the gross margin of 17.80% registered in 4Q10.

OPERATING EXPENSES

GCS’s 4Q11 operating expenses reached $1,949.63 million, a decrease of 4.35% compared to the fourth quarter of 2010. This increase was the result of the strict cost control measures that were implemented in both the Distribution and Retail Pharmacy divisions throughout the course of 2011.

As a percentage of total sales, operating expenses represented 16.95% of GCS’s total sales in 4Q11 compared to 17.79% during the same period of the previous year.

OPERATING INCOME

Quarterly operating income for 4Q11 was $519.00 million, greater than the $1.24 million reported in 4Q10.  This increase was the result of higher gross income as well as the reduction in expenses.

As a result, the operating margin for the period was 4.51%.

OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Operating income plus depreciation and amortization for 4Q11 was $635.31 million, an increase compared to the $139.79 million reported during the fourth quarter of 2010.

The fourth quarter 2011 operating income plus depreciation and amortization margin was 5.52%.

NET DEBT

As of December 31, 2011, GCS’s net debt totaled $9,952.66 million pesos.

COMPREHENSIVE COST OF FINANCING (CCF)

The Group’s CCF reached $269.79 million, 52.92% higher than the CCF reported during 4Q10. This was primarily due to the increase in interest payments and an exchange rate loss in 4Q11 versus an exchange rate gain in 4Q10.

OTHER EXPENSES (INCOME)

During the fourth quarter of 2011, the Company reported an income in the Other Expenses (Income) line item of $28.37 million compared to an expense of $302.49 million registered during the same period of the previous year.

It is important to mention that the results listed in this line item are derived from activities outside of the company’s normal business operations and, as a result, they are not necessarily recurrent.

TAX PROVISIONS

Tax provisions for the fourth quarter of 2011 were $107.23 million pesos, which is not comparable with the ($42.78) million reported in 4Q10.  Of these, $231.36 million were related to income tax payments and ($124.13) million were attributed to deferred income tax.

NET INCOME

GCS registered a net income of $170.35 million in the fourth quarter of 2011 versus a loss of $434.90 million during the fourth quarter of 2010.

Consequently, the net margin for 4Q11 was 1.48%.

The 265.4 million shares issued by Grupo Casa Saba are listed on the Mexican Stock Exchange and its ADRs on the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba was founded in 1892 and is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico.  With more than 115 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.  With the acquisition of FASA in October of 2010 the company now has retail pharmacy outlets located in Mexico, Chile, Brazil and Peru.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements.  Such topics imply risks and uncertainties, including the economic conditions in Mexico and those countries in which Grupo Casa Saba operates, directly or indirectly, including the United States of America, Brazil, Chile and Peru, as well as variations in the value of the Mexican peso as compared with the  currencies of the previously-mentioned countries.

Contacts:
GRUPO CASA SABA                                     IR Communications:
Sandra Yatsko                                               Jesús Martínez Rojas
+52 (55) 5284-6672                                        +52 (55) 5644-1247
syatsko@casasaba.com                                 jesus@irandpr.com

GRUPO CASA SABA S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

In thousands of Mexican Pesos

I T E M	December 11	December 10	Difference

TOTAL ASSETS	32,929,665	31,235,103	1,694,562

CURRENT ASSETS	20,648,508	18,711,358	1,937,151
CASH AND CASH EQUIVALENTS	2,417,353	1,290,466	1,126,888
ACCOUNTS RECEIVABLE (NET)	6,634,782	6,938,303	(303,521)
OTHER ACCOUNTS RECEIVABLE (NET)	2,297,764	1,434,792	862,972
INVENTORIES	9,174,170	8,857,279	316,891
OTHER CURRENT ASSETS	124,439	190,518	(66,079)
LONG TERM	55,168	51,177	3,991
INVESTMENTS IN SHARES OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	55,168	51,177	3,991
PROPERTY MACHINARY AND EQUIPMENT	3,488,109	3,726,889	(238,780)
PROPERTY	1,777,439	1,776,360	1,080
MACHINERY AND EQUIPMENT	2,306,022	362,730	1,943,291
OTHER EQUIPMENT	4,354,560	6,130,099	(1,775,539)
ACCUMULATED DEPRECIATION	4,949,912	4,546,185	403,727
CONSTRUCTION IN PROGRESS	-	3,886	(3,886)
DEFERRED ASSETS (NET)	4,109,235	8,513,021	(4,403,786)
OTHER ASSETS	4,628,644	232,658	4,395,986

TOTAL LIABILITIES	25,471,137	24,152,255	1,318,882

CURRENT LIABILITIES	16,088,285	21,609,455	(5,521,170)
ACCOUNTS PAYABLE	10,010,574	9,604,770	405,804
BANK DEBT	2,864,294	9,207,682	(6,343,388)
OTHER CURRENT LIABILITIES	3,213,417	2,797,003	416,414
LONG TERM LIABILITIES	9,505,715	2,289,346	7,216,369
BANK DEBT	9,505,715	2,289,346	7,216,369
OTHER LIABILITIES	(122,863)	253,454	(376,317)

SHAREHOLDERS' EQUITY	7,458,527	7,082,848	375,679

MINORITY INTEREST	124,256	115,184	9,072
MAJORITY INTEREST	7,334,271	6,967,664	366,607
PAID-IN CAPITAL	1,993,875	1,993,875	-
CAPITAL STOCK	167,903	167,903	-
RESTATEMENT IN CAPITAL STOCK	956,094	956,094	-
PREMIUM ON STOCK SOLD	869,878	869,878	-
CAPITAL INCREASE (DECREASE)	5,464,653	5,088,973	375,679
CUMULATIVE RESULTS AND EQUITY RESERVE	3,916,090	3,756,703	159,387
RESERVE FOR SHARE REPURCHASE	1,062,200	1,062,200	-
NET INCOME	486,363	270,070	216,292

GRUPO CASA SABA, S.A.B. DE C.V.
in thousands of Mexican Pesos as of December 2011

	Jan-Dec		Jan-Dec		Difference		Oct-Dec		Oct-Dec		Difference
Income Statement	2010	% of sales	2011	% of sales	$	%	2010	% of sales	2011	% of sales	$	%
NET SALES	34,244,182	100.00%	48,374,083	100.00%	14,129,901	41.26%	11,456,396	100.00%	11,499,912	100.00%	43,516	0.38%
COST OF SALES	29,614,296	86.48%	39,219,206	81.07%	9,604,910	32.43%	9,416,931	82.20%	9,031,290	78.53%	-385,642	(4.10%)
Gross Profit	4,629,885	13.52%	9,154,877	18.93%	4,524,991	97.73%	2,039,465	17.80%	2,468,623	21.47%	429,158	21.04%
OPERATING EXPENSES
Sales Expenses	1,242,468	3.63%	1,248,902	2.58%	6,434	0.52%	568,350	4.96%	445,885	3.88%	-122,465	(21.55%)
Administrative Expenses	2,541,429	7.42%	6,242,041	12.90%	3,700,612	145.61%	1,469,877	12.83%	1,503,741	13.08%	33,864	2.30%
Operating Expenses	3,783,897	11.05%	7,490,943	15.49%	3,707,046	97.97%	2,038,227	17.79%	1,949,626	16.95%	-88,601	(4.35%)

Operating Income	845,988	2.47%	1,663,934	3.44%	817,945	96.69%	1,238	0.01%	518,996	4.51%	517,759	NC
COMPREHENSIVE COST OF FINANCING
Interest Paid	493,430	1.44%	1,046,022	2.16%	552,592	111.99%	207,703	1.81%	266,485	2.32%	58,782	28.30%
Interest (Earned)	-12,167	(0.04%)	-70,689	(0.15%)	-58,523	481.01%	-5,893	(0.05%)	-13,610	(0.12%)	-7,717	130.95%
Exchange Loss (Gain)	-218,237	(0.64%)	66,830	0.14%	285,067	NC	-25,383	(0.22%)	7,515	0.07%	32,898	NC
Monetary Position (gain)	0	0.00%	9,401	0.02%	9,401	NC	0	0.00%	9,401	0.08%	9,401	NC
Comprehensive Cost of Financing	263,026	0.77%	1,051,565	2.17%	788,538	299.79%	176,427	1.54%	269,791	2.35%	93,364	52.92%

OTHER EXPENSES (INCOME), net	258,764	0.76%	-95,612	(0.20%)	-354,376	NC	302,488	2.64%	-28,368	(0.25%)	-330,856	NC

INCOME BEFORE TAXES	324,198	0.95%	707,981	1.46%	383,783	118.38%	-477,677	(4.17%)	277,573	2.41%	755,250	NC

PROVISIONS FOR:
Income Tax	378,708	1.11%	506,679	1.05%	127,971	33.79%	279,986	2.44%	231,355	2.01%	-48,631	(17.37%)
Asset Tax	13,517	0.04%	0	0.00%	-13,517	0.00%	13,517	0.12%	0	0.00%	-13,517	0.00%
Deferred Income Tax	-338,097	(0.99%)	-285,061	(0.59%)	53,036	(15.69%)	-336,284	(2.94%)	-124,128	(1.08%)	212,156	(63.09%)
Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Deferred Profit sharing due	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total taxes	54,128	0.16%	221,618	0.46%	167,490	309.43%	-42,781	(0.37%)	107,227	0.93%	150,008	NC

Income Before Extraordinary Items	270,070	0.79%	486,363	1.01%	216,293	80.09%	-434,896	(3.80%)	170,347	1.48%	605,243	NC

Extraordinary Items (Income)	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Net Income	270,070	0.79%	486,363	1.01%	216,292	80.09%	-434,896	-3.80%	170,347	1.48%	605,243	NC

Depreciation and Amortization	191,140	0.56%	463,763	0.96%	272,623	142.63%	138,557	1.21%	116,315	1.01%	(22,242)	(16.05%)
Operating Income plus Depreciation and Amortization	1,037,129	3.03%	2,127,697	4.40%	1,090,568	105.15%	139,794	1.22%	635,311	5.52%	495,517	354.46%

Net Income corresponding to Minority Interest	-15,328		5,052				-13,263		1,326